March 2, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re: Ohanae, Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed February 1, 2023

File No. 024-11927

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 16, 2023 from the staff of the Division of Corporation Finance - Office of Technology (the “Staff”) regarding the Offering Statement of Ohanae, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 4 to Offering Circular on Form 1-A filed February 1, 2023

General

1.	We note your response to comment 3 in our letter dated July 29, 2022, as well as your subsequent related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

The Company confirms that it understands that the Staff's decision not to issue additional comments to the Company at this time should not be interpreted to mean that the Staff either agrees or disagrees with the Company's responses to comment 3 in the letter from the Staff dated July 29, 2022, as well the Company's subsequent related responses to the Staff's comments, including any conclusions the Company has made, positions the Company has taken, and practices the Company has engaged in or may engage in with respect to this matter.

Thank you again for the opportunity to respond to your questions to the offering statement of Ohanae, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Greg Hauw

Chief Executive Officer

Ohanae, Inc.